Exhibit 99.1

ICON plc

Unaudited non-consolidated non-statutory interim financial statements

For the period from 1 January 2026 to 3 September 2026

Registered number: 145835

Unaudited non-consolidated non-statutory interim financial statements ('unaudited interim financial statements')

Contents *Page*

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Directors and other information

Directors	Ciaran Murray (Irish – Chair) Barry Balfe (Irish – Chief Executive Officer) Rónán Murphy (Irish – Non-Executive) Dr. John Climax (Irish – Non-Executive) Kevin Egan (Irish – Non-Executive) Jeff Elliott (American – Non-Executive) Dr. Linda Grais (American – Non-Executive) Eugene McCague (Irish – Non-Executive) Julie O'Neill (Irish – Non-Executive) Anne Whitaker (American – Non-Executive)
Secretary	Diarmaid Cunningham
Registered office	South County Business Park Leopardstown Dublin 18 Ireland
Solicitors	A & L Goodbody 25 North Wall Quay Dublin 1 Ireland White & Case LLP 1221 Avenue of the Americas New York NY 10020-1095 USA
Registrars	Computershare Investor Services (Ireland) Limited 3100 Lake Drive Citywest Business Park Dublin 24 Ireland
Bankers	Citibank Canada Square Canary Wharf London E14 5LB United Kingdom JP Morgan Chase Bank N.A. 383 Madison Avenue New York NY 10179 USA

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Statement of directors' responsibilities in respect of the unaudited interim financial statements

Interim financial statements are required to be prepared if a distribution would be found to contravene the requirements of section 117 or 1082 of the Companies Act 2014, if reference were made only to the Company's last statutory financial statements.

Interim financial statements must be properly prepared in accordance with the Companies Act 2014, subject only to matters which are not material for the purposes of determining, by reference to the profits, losses, assets, liabilities, provisions, share capital and reserves as stated in such financial statements whether that distribution would be a contravention of section 117 or 1082 of the Companies Act 2014.

Consequently in preparing these interim financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable Accounting Standards and Irish law have been followed, subject to departures that are not material for the purposes of determining the distributable reserves position of the Company;
- assess the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
- use the going concern basis of accounting unless they either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records which disclose with reasonable accuracy at any time the assets, liabilities, financial position and profit or loss of the Company and enable them to ensure that its statutory financial statements, should they be required and which would be prepared separately, comply with the Companies Act 2014. They are responsible for such internal controls as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

On behalf of the Board

Barry Balfe
Chief Executive Officer

Rónán Murphy
Director

7 September 2026

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of comprehensive income
for the period from 1 January 2026 to 3 September 2026

	Note	Period From 1 January 2026 to 3 September 2026 $'000	Year Ended 31 December 2025 $'000
Profit for the financial period / year		**432,251**	703,899
Other comprehensive (loss) / income			
Currency translation differences	7	**(456)**	1,467
		(456)	1,467
Total comprehensive income for the financial period / year		**431,795**	705,366

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of financial position

As at 3 September 2026

	Note	**As at 3 September 2026 $'000**	As at 31 December 2025 $'000
ASSETS			
Non-current assets			
Property, plant and equipment		**419**	482
Right-of-use assets		**5,035**	5,610
Investment in subsidiaries	*2*	**7,233,087**	7,125,357
Intangible assets		**9**	12
Amounts due from subsidiary undertakings	*4*	**10,852**	10,852
Total non-current assets		7,249,402	7,142,313
Current assets			
Other current assets	*3*	**4,409**	1,461
Amounts due from subsidiary undertakings	*4*	**241,247**	302,446
Cash and cash equivalents		**450,662**	2,675
Total current assets		**696,318**	306,582
Total assets		**7,945,720**	7,448,895
EQUITY			
Share capital	*6*	**6,351**	6,305
Share premium	*7*	**576,308**	569,507
Merger reserve	*7*	**5,656,195**	5,656,195
Other undenominated capital	*7*	**1,606**	1,606
Share-based payment reserve	*7*	**293,806**	319,527
Other reserve	*7*	**27,405**	27,405
Foreign currency reserve	*7*	**(112,331)**	(111,875)
Retained earnings	*7*	**1,457,642**	939,849
Total equity attributable to equity holders		**7,906,982**	7,408,519
LIABILITIES			
Non-current liabilities			
Non-current lease liabilities		**5,108**	5,665
Deferred tax liabilities		**29**	17
Total non-current liabilities		**5,137**	5,682
Current liabilities			
Accounts payable		**92**	1,660
Amounts due to subsidiary undertakings	*4*	**548**	556
Accrued and other liabilities	*5*	**11,428**	7,592
Current taxes payable		**21,533**	24,886
Total current liabilities		**33,601**	34,694
Total liabilities		**38,738**	40,376
Total equity and liabilities		**7,945,720**	7,448,895

On behalf of the Board

Barry Balfe
Chief Executive Officer

Rónán Murphy
Director

7 September 2026

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of changes in equity
for the period from 1 January 2026 to 3 September 2026

	Number of shares	Share Capital	Share Premium	Merger Reserve	Other Un-denominated Capital	Share-Based Payment Reserve	Other Reserve	Foreign Currency Reserve	Retained Earnings	Total Equity
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2026	76,567,325	6,305	569,507	5,656,195	1,606	319,527	27,405	(111,875)	939,849	7,408,519
Profit for the period	-	-	-	-	-	-	-	-	432,251	432,251
Other comprehensive loss										
Foreign currency translation	-	-	-	-	-	-	-	(456)	-	(456)
Total other comprehensive loss	-	-	-	-	-	-	-	(456)	-	(456)
Total comprehensive income for the period	-	-	-	-	-	-	-	(456)	432,251	431,795
Transactions with owners, recorded directly in equity										
Share-based payment	-	-	-	-	-	59,833	-	-	-	59,833
Exercise of share options	56,997	4	6,801	-	-	-	-	-	-	6,805
Share issue costs	-	-	-	-	-	-	-	-	(12)	(12)
Issue of restricted share units	602,157	42	-	-	-	-	-	-	-	42
Transfer of exercised and expired share–based awards	-	-	-	-	-	(85,554)	-	-	85,554	-
Total contributions by and distributions to owners	659,154	46	6,801	-	-	(25,721)	-	-	85,542	66,668
Balance at 3 September 2026	**77,226,479**	**6,351**	**576,308**	**5,656,195**	**1,606**	**293,806**	**27,405**	**(112,331)**	**1,457,642**	**7,906,982**

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of changes in equity
for the period from 1 January 2026 to 3 September 2026 (continued)

	Number of shares	Share Capital	Share Premium	Merger Reserve	Other Un-denominated Capital	Share-Based Payment Reserve	Other Reserve	Foreign Currency Reserve	Retained Earnings	Total Equity
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2025	80,756,860	6,586	559,804	5,656,195	1,304	270,550	27,405	(113,342)	927,650	7,336,152
Profit for the year	-	-	-	-	-	-	-	-	703,899	703,899
Other comprehensive income										
Foreign currency translation	-	-	-	-	-	-	-	1,467	-	1,467
Total other comprehensive income	-	-	-	-	-	-	-	1,467	-	1,467
Total comprehensive income for the year	-	-	-	-	-	-	-	1,467	703,899	705,366
Transactions with owners, recorded directly in equity										
Share-based payment	-	-	-	-	-	107,746	-	-	-	107,746
Exercise of share options	86,434	6	9,703	-	-	-	-	-	-	9,709
Share issue costs	-	-	-	-	-	-	-	-	(19)	(19)
Issue of restricted share units / performance share units	228,361	15	-	-	-	-	-	-	-	15
Repurchase of ordinary shares	(4,504,330)	(302)	-	-	302	-	-	-	(750,000)	(750,000)
Share repurchase costs	-	-	-	-	-	-	-	-	(450)	(450)
Transfer of exercised and expired share–based awards	-	-	-	-	-	(58,769)	-	-	58,769	-
Total contributions by and distributions to owners	(4,189,535)	(281)	9,703	-	302	48,977	-	-	(691,700)	(632,999)
Balance at 31 December 2025	**76,567,325**	**6,305**	**569,507**	**5,656,195**	**1,606**	**319,527**	**27,405**	**(111,875)**	**939,849**	**7,408,519**

Notes

Forming part of the unaudited interim financial statements

1. Material accounting policies

Reporting entity

ICON public limited company ("ICON plc" and the "Company") is a public company limited by shares, incorporated, domiciled and registered in the Republic of Ireland. The Company's registered office is South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland. The Company's registered number is 145835.

Basis of preparation

These unaudited interim financial statements are not the statutory financial statements of the Company which company law requires to be prepared and laid before the members at an Annual General Meeting. Statutory financial statements, for the year ended 31 December 2025 (which were laid before the members at the Annual General Meeting of 31 July 2026), have been prepared separately as consolidated financial statements and present information about the ICON group comprising of this Company and its subsidiaries and associated undertakings.

These unaudited interim financial statements have been prepared solely to facilitate the directors to present information about this Company on a stand-alone basis for filing with the Companies Registration Office and to record the Company's profits available for distribution in its relevant financial statements in accordance with Companies Act 2014, for the purpose of its share repurchase programmes. Interim financial statements have been properly prepared in accordance with the Companies Act 2014, subject only to matters which are not material for the purposes of determining, by reference to the profits, losses, assets, liabilities, provisions, share capital and reserves as stated in such financial statements whether that distribution would be a contravention of section 117 or 1082 of the Companies Act 2014.

The financial statements include the financial statements of the Company and its branches (Latvia, Lithuania and Poland). Inter branch transactions and balances have been eliminated in their preparation.

New and amended standards adopted by the Company

The following amendments became effective for the Company during the financial period but do not have a material effect on the results or financial position of the Company:

- Amendments to IFRS 7 and IFRS 9 - Classification and Measurement of Financial Instruments (effective date: 1 January 2026)
- Amendments to IFRS 7 and IFRS 9 - Contracts Referencing Nature-dependent Electricity (effective date: 1 January 2026)
- Annual Improvements to IFRS Accounting Standards - Volume 11 (effective date: 1 January 2026)

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements.

Going concern

The directors, having made inquiries believe that the Company has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing the financial statements.

Notes

Forming part of the unaudited interim financial statements

1. Material accounting policies *(continued)*

Revenue recognition

The Company's revenue is a function of the Group's global transfer pricing model. ICON Clinical Research Limited acts as the group entrepreneur under the group's global transfer pricing model given its role in the development and management of the group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the group and its responsibility for maintaining the group's global network. ICON Clinical Research Limited enters into the majority of the group's customer contracts.

ICON Clinical Research Limited remunerates the Company on the basis of a guaranteed cost plus mark up for the services it performs. The cost plus mark up for the Company is established to ensure that ICON Clinical Research Limited and the Company are involved in the conduct of services for customers and earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by the Company from these transactions.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less and are stated at fair value on initial recognition followed by amortised cost, which approximates fair value.

Foreign currency

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Foreign currency differences are generally recognised in profit or loss.

Taxation

The income tax expense comprises current and deferred tax. It is recognised in the profit and loss account except to the extent that it relates to items recognised in OCI or directly in equity, in which case it is recognised in OCI or directly in equity.

Current tax is the expected tax payable on the taxable income for the period using tax rates and laws that have been enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods.

The Company has determined that the global minimum top-up tax – which it is required to pay under Pillar Two legislation – is an income tax in scope of IAS 12. The Company has applied the temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes.

A deferred tax asset is recognised to the extent that it is probable future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Notes

Forming part of the unaudited interim financial statements

1. Material accounting policies *(continued)*

Taxation *(continued)*

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Dividend income

Dividend income is recognised when the right to receive payment is established.

Investments in subsidiaries

Investments in subsidiary undertakings are stated at cost less any accumulated impairment and are reviewed for impairment if there are indicators that the carrying value may not be recoverable.

Intercompany loans receivable and payable are initially recognised at fair value. These are subsequently measured at amortised cost, less any expected credit loss, calculated on an expected credit loss basis (simplified approach).

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are re-purchased by the Company they are cancelled and the nominal value of the shares is transferred to other undenominated capital within equity.

Share-based payments

The Company operates a number of share-based payment plans.

Share-based payments comprise options to acquire ordinary shares in the Company, Restricted Share Units ('RSUs') and Performance Share Units ('PSUs') in the form of ordinary share entitlements after a certain period of time. These are awarded to certain key employees and Directors of the Company based on service conditions such as term of employment and individual performance. The fair value is measured at grant date and spread over the period during which the Directors and other employees become unconditionally entitled to the options, RSUs or PSUs. The fair value of options granted is measured using a model taking into account the terms and conditions upon which the options were granted.

The fair value of RSUs and PSUs is equal to the market price of a share at date of grant. The total amount to be expensed is determined by reference to the fair value of the options, RSUs or PSUs granted. The amount recognised as an expense is adjusted to reflect the assumption of the number of share options, RSUs or PSUs that vest.

Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Share-based payment expense is recognised over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest.

Notes

Forming part of the unaudited interim financial statements

1. Material accounting policies *(continued)*

Share-based payments *(continued)*

The Company's profit or loss is charged with the expense related to the services received. The remaining portions of the share-based payments represent a contribution to the Company's subsidiaries and are added to the carrying amount of those investments. Under an agreement, with certain subsidiaries, on the date of exercise the Company is paid an amount equal to the fair value of the ordinary shares issued that is in excess of the award exercise price with such amount reducing the Company's investment in its subsidiaries.

The net effect of the grant date fair value of the Company's share-based compensation to employees of the Company's subsidiaries and recharges received from those subsidiaries is presented as a movement in investment in subsidiaries.

Critical judgements in applying the Company's accounting policies

In the process of applying the Company's accounting policies, the Directors have not made any critical judgements that have a significant effect on the amounts recognised in the unaudited interim financial statements, apart from those involving estimations as noted below.

Key sources of estimation uncertainty

The preparation of these unaudited interim financial statements requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the unaudited interim financial statements. Actual results could differ from those estimates. The principal management estimates used in preparing the unaudited interim financial statements relate to the recoverability of investments in subsidiaries.

Where there are indicators of impairment of financial assets, the Company performs impairment tests based on fair value less costs to sell or a value in use calculation. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm's length transaction on similar assets or observable market prices. The value in use calculation is based on a discounted cash flow model. The cash flows do not include restructuring activities that are not yet committed to or significant future investments that will enhance performance of the investments being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows and the growth rate used for extrapolation purposes.

Notes

Forming part of the unaudited interim financial statements

2. Investment in subsidiaries

	Investment in Subsidiary Undertakings
	$'000
Cost:	
At 1 January 2025	7,115,418
Share-based payment	92,584
Share subscription payment from subsidiary companies	(82,645)
At 31 December 2025	**7,125,357**
Additions	**72,219**
Share-based payments	**49,600**
Share subscription payment from subsidiary companies	**(14,089)**
At 3 September 2026	**7,233,087**

On 8 May 2026, the Company subscribed for 48,394,181 Ordinary Shares of $1.00 each in the capital of ICON Clinical Global Holdings Unlimited Company in return for cash consideration of $48.4 million.

On 30 June 2026, the Company subscribed for 17,324,820 Ordinary Shares of $1.00 each in the capital of ICON Clinical Global Holdings Unlimited Company in return for cash consideration of $17.3 million.

On 13 August 2026, the Company made an investment in ICON Investment Six Designated Activity Company by way of an irrevocable, non-repayable and unconditional capital contribution of $6.5 million.

3. Other current assets

	As at 3 September 2026 $'000	As at 31 December 2025 $'000
Prepayments	**362**	172
Other receivables	**4,047**	1,289
	4,409	1,461

Notes

Forming part of the unaudited interim financial statements

4. Amounts due from / to subsidiary undertakings

	As at 3 September 2026 $'000	As at 31 December 2025 $'000
Amounts due from subsidiary undertakings – non current	**10,852**	10,852
Amounts due from subsidiary undertakings – current	**241,247**	302,446
Amounts due to subsidiary undertakings – current	**(548)**	(556)

Amounts due from subsidiary undertakings within non current are interest-bearing and repayable on 1 October 2033. Amounts due from subsidiary undertakings within current are repayable on demand and include an interest-bearing deposit of $59.2 million with the remaining being non interest-bearing.

Amounts due from subsidiary undertakings are initially recognised at fair value and subsequently measured at amortised cost, less any loss allowance. An expected credit loss assessment was performed at 3 September 2026 and 31 December 2025. The expected credit loss allowance was considered de minimis.

5. Accrued and other liabilities

	As at 3 September 2026 $'000	As at 31 December 2025 $'000
Current lease liabilities	**672**	684
Accruals and other liabilities	**10,756**	6,908
	11,428	7,592

Notes
Forming part of the unaudited interim financial statements

6. Share capital

Authorised share capital	No. of Ordinary Shares
Ordinary shares of par value €0.06	100,000,000

	As at 3 September 2026 $'000	As at 31 December 2025 $'000
Allotted, called up and fully paid		
77,226,479 (31 December 2025: 76,567,325) ordinary shares of €0.06 each	**6,351**	6,305

	3 September 2026 $'000	31 December 2025 $'000
Issued, fully paid share capital		
At beginning of period / year	**6,305**	6,586
Employee share options exercised	**4**	6
Issuance of restricted share units / performance share units	**42**	15
Cancellation of the repurchase of ordinary shares	**-**	(302)
At end of period / year	**6,351**	6,305

Rights of Ordinary Shares

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the Shareholders and/or such interim dividends as the Board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.

Share issues

During the period ended 3 September 2026, 56,997 options were exercised by employees at an average exercise price of $119.41 per share for total proceeds of $6.8 million. During the period ended 3 September 2026, 602,157 ordinary shares were issued in respect of certain RSUs previously awarded by the Company.

During the year ended 31 December 2025, 86,434 options were exercised by employees at an average exercise price of $112.32 per share for total proceeds of $9.7 million. During the year ended 31 December 2025, 219,133 ordinary shares were issued in respect of certain RSUs and 9,228 ordinary shares were issued in respect of PSUs previously awarded by the Company.

Notes

Forming part of the unaudited interim financial statements

6. Share capital *(continued)*

Share repurchase programme

On 18 February 2025, the Company's Board of Directors authorised an additional share repurchase programme under which the Company may repurchase up to $750.0 million of the outstanding ordinary shares of the Company by way of redemption. On 22 July 2025, the Company's Board of Directors authorised a further additional repurchase programme under which the Company could repurchase up to $500.0 million of the outstanding ordinary shares of the Company by way of redemption.

During the year ended 31 December 2025, 4,504,330 ordinary shares were redeemed by the Company at an average price of $166.51 per share for a total consideration of $750.0 million.

As of 3 September 2026, the Company has remaining authorization (which includes unutilized amounts from previous authorizations) to repurchase up to $750.0 million of ordinary shares under the repurchase programme.

All ordinary shares that were redeemed under the repurchase programmes were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required under Irish Company law.

Under the repurchase programme, a broker purchased or may purchase the Company's shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The programme was and may be in the future designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information or due to applicable insider trading laws or self-imposed trading blackout periods. The Company's instructions to the broker in such cases were or may in the future be irrevocable and the trading decisions in respect of the repurchase programme were made or will be made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase programmes it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional repurchase programmes whilst in possession of such information.

The timing and actual number of shares repurchased by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the programme. In addition, repurchases under the programme may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be repurchased under the programme.

Notes
Forming part of the unaudited interim financial statements

7. Capital and reserves

	As at 3 September 2026 $'000	As at 31 December 2025 $'000
Share premium	**576,308**	569,507
Merger reserve	**5,656,195**	5,656,195
Other undenominated capital	**1,606**	1,606
Share-based payment reserve	**293,806**	319,527
Other reserve	**27,405**	27,405
Foreign currency reserve	**(112,331)**	(111,875)
Retained earnings	**1,457,642**	939,849
	7,900,631	7,402,214

Merger reserve

On 1 July 2021, the Company completed the acquisition of PRA Health Sciences, Inc. ("PRA") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of the Company, merged with and into PRA, the parent of the PRA Health Sciences Group (the "Merger"). Upon completion of the Merger, pursuant to the terms of the Merger Agreement, PRA became a wholly owned subsidiary of the Company. The transaction resulted in the issuance of 27,372,427 shares to the former stockholders of PRA. The Company issued these shares at the prevailing market price and recognised the premium of $5,656.2 million on issuance of these shares as a merger reserve as required under Irish Company Law.

Other undenominated capital

Other undenominated capital comprises the nominal value of shares repurchased and cancelled by the Company and transferred from share capital to other undenominated capital as required under Irish Company Law. During the year ended 31 December 2025, 4,504,330 ordinary shares were repurchased and cancelled by the Company.

Share-based payment reserve

The share-based payment reserve is used to account for share-based payments.

Other reserve

In 2005 the Company recognised a capital contribution of $6.1 million being the fair value of outstanding ordinary shares transferred to Mr Peter Gray, formerly Vice Chair of the Board of Directors and formerly Chief Executive Officer, by founding Directors, Dr. John Climax and Dr. Ronan Lambe.

On 1 July 2023, ICON plc transferred the trade of its Italian branch to ICON Holdings Clinical Research International Limited in exchange for the allotment and issuance of 9,214 ordinary shares of €1.00 each in the share capital of ICON Holdings Clinical Research International Limited, issued at a premium of €2,086.85 per share. The disposal of the trade has resulted in a gain of $13.5 million being recorded in Other Reserve in the Company Statement of Changes in Equity.

7. Capital and reserves *(continued)*

Other reserve (continued)

On 1 October 2023, ICON plc transferred its interest in ICON Japan, with a carrying value of $3.1 million, to PRA Health Sciences KK in exchange for a loan note amounting to $10.9 million. The transaction resulted in the Company recording a gain on disposal of $7.8 million in Other Reserve in the Company Statement of Changes in Equity.

Foreign currency reserve

The currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Company.

Retained earnings

During the period ended 3 September 2026, the Company received a dividend of $450.0 million from a subsidiary (year ended 2025: $731.9 million).

During the year ended 31 December 2025, the Company redeemed a total of 4,504,330 ordinary shares for total consideration of $750.0 million.

8. Contingencies and commitments

On 1 July 2021, in connection with the acquisition of PRA Health Sciences, Inc. ICON plc entered into a credit agreement (the ”Credit Agreement”) providing for a senior secured term loan facility of $5,515 million (which was due to mature in July 2028) (the “Senior Secured Term Loans”) and a senior secured revolving credit facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). On 2 May 2023, ICON plc agreed with its lenders to increase the aggregate principal amount of the senior secured revolving credit facility from $300 million to $500 million and on 26 November 2025 extended the maturity from a five-year term to a seven-year term ending 1 July 2028. The Senior Secured Term Loans were repaid in full on 13 August 2026.

The Borrowers’ (as defined in the Credit Agreement) obligations under the Senior Secured Credit Facilities are guaranteed by ICON plc and the subsidiary guarantors. The Senior Secured Credit Facilities were secured by a lien on substantially all of ICON plc’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities would have a first-priority lien on such assets, which would rank pari passu with the lien securing the Senior Secured Notes (as described below), subject to other permitted liens.

On 1 July 2021, in addition to the Senior Secured Credit Facilities, a subsidiary of ICON plc issued $500 million in an aggregate principal amount of 2.875% senior secured notes (the “Senior Secured Notes”) in a private offering. The Senior Secured Notes were matured on 15 July 2026. The Senior Secured Notes were guaranteed on a senior secured basis by ICON plc and the subsidiary guarantors. The full principal amount of the Senior Secured Notes was repaid at maturity on 15 July 2026.

Notes

Forming part of the unaudited interim financial statements

8. Contingencies and commitments *(continued)*

On 8 May 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly owned subsidiary of ICON plc, issued $2 billion of senior secured notes (the "8 May 2024 Issued Notes"). The 8 May 2024 Issued Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "May 2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "May 2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "May 2034 Notes").

The 8 May 2024 Issued Notes were guaranteed on a senior secured basis by ICON plc and its existing and future wholly owned subsidiaries, in each case that guarantee the obligations under our Senior Secured Credit Facilities.

On 13 August 2026, the Issuer, sold and issued $2.15 billion of senior unsecured notes (collectively, the "August 2026 Issued Notes"), consisting of $500 million aggregate principal amount of 5.064% Notes due 2029 (the "August 2029 Notes"), $1.0 billion aggregate principal amount of 5.421% Notes due 2031 (the "August 2031 Notes") and $650 million aggregate principal amount of 5.995% Notes due 2036 (the "August 2036 Notes"), pursuant to the terms of a purchase agreement, dated 5 August 2026, among the Issuer, ICON plc and the several initial purchasers named therein (the "Initial Purchasers"). The August 2026 Issued Notes are guaranteed on a senior unsecured basis by ICON plc.

The ICON Group applied the net proceeds from the offering to, (i) on 13 August 2026, repay all outstanding Senior Secured Term Loans, (ii) on 14 August 2026, redeem, in full, the Issuer's outstanding 5.809% Senior Secured Notes due 2027 (the "May 2027 Notes"), and (iii) on 17 August 2026, repay all outstanding borrowings under ICON Global Treasury Unlimited Company's bridge facility credit agreement (the "Bridge Secured Credit Facility"), which was drawn on 15 July 2026 and guaranteed by ICON plc and the subsidiary guarantors party thereto.

Upon repayment of the Bridge Secured Credit Facility and the Senior Secured Term Loans, on 17 August 2026, the collateral securing the ICON Group's revolving credit facility and ICON Group's existing notes were automatically released, and the subsidiary guarantees under the existing notes were automatically released.

Total debt outstanding under these facilities at 3 September 2026 was $3,400 million (31 December 2025: $3,417 million).

9. Litigation

Other than as described below, we do not expect any current litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business, and one or more unfavourable outcomes could adversely affect us for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, lawsuits and legal proceedings are costly, divert management attention, and may adversely affect our reputation, even if they are resolved in our favour.

Notes

Forming part of the unaudited interim financial statements

9. Litigation *(continued)*

The Company, its former Chief Executive Officer, and its former Chief Financial Officer were named as defendants in two class action lawsuits involving similar claims, filed in the United States District Court for the Eastern District of New York on 10 February 2025 (Shing v. ICON plc, et al.) and 2 April 2025 (Police and Fire Retirement System of the City of Detroit v. ICON plc, et al.), respectively, alleging that defendants made misleading statements regarding the Company's financial performance and future business prospects in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The two cases have been consolidated and are proceeding under the caption In re ICON plc Securities Litigation, No. 2:25-cv-00763 (the "Putative Class Action"). Lead plaintiffs and lead counsel for the putative class were appointed on 10 June 2025.

On 12 September 2025, the lead plaintiffs filed an amended complaint that names the Company's current Chief Executive Officer in addition to the original defendants.

The lead plaintiffs filed a further amended complaint on 26 June 2026 (the "Second Amended Complaint"). The Second Amended Complaint adds two new named plaintiffs (Macomb County Retiree Health Care Fund and The Trustees of the Plumbers Local Union No. 690 Pension Fund), as well as the Company's current Chief Financial Officer and a former employee as additional defendants. The Second Amended Complaint asserts additional alleged misstatements regarding the company's financial performance, as well as a "scheme liability" claim under Section 10(b). On 1 September 2026 ICON and certain named defendants filed a motion to dismiss the Second Amended Complaint.

Given the preliminary stage of the litigation, we are unable at this time to form a view as to whether an adverse outcome is either probable or remote or to estimate the amount or range of potential loss in the event of an adverse outcome.

10. Group relationships and controlling parties

The Company is a public limited company incorporated in the Republic of Ireland. The Company's ordinary shares are traded on the NASDAQ market. The Company prepares annual consolidated financial statements for itself and its subsidiary undertakings. These consolidated financial statements may be obtained from the Company's website www.iconplc.com.

11. Subsequent events

There have been no material events since the Statement of financial position date requiring disclosure in these financial statements.

12. Approval of financial statements

The unaudited interim financial statements were approved on 7 September 2026.